EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME	JURISDICTION OF ORGANIZATION
191 Riverneck, LLC	Delaware

199 Riverneck, LLC	Delaware

Mercury Federal Systems, Inc.	Delaware

Riverneck Road, LLC	Delaware

Nihon Mercury Computer Systems K.K.	Japan

Mercury Computer Systems N.V.	The Netherlands

Mercury Computer Systems Ltd.	United Kingdom